SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on May 9, 2011 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20110509/LTN20110509338.pdf with respect to an aircraft acquisition agreement entered into as of May 9, 2011 between Xiamen Airlines Company Limited, a 60% owned subsidiary of the Company, and the Boeing Company for the acquisition of 6 Boeing B787 series aircraft.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: May 9, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION
ACQUISITION OF AIRCRAFT

The Board hereby announces that on 9 May 2011 (after trading hours), Xiamen Airlines, a subsidiary owned as to 60% by the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

As the relevant ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition are above 5% but less than 25%, the Acquisition constitutes a discloseable transaction of the Company and is only subject to the reporting and announcement requirements under the Listing Rules.

On 9 May 2011 (after trading hours), Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement, pursuant to which Xiamen Airlines agreed to purchase the Boeing Aircraft from Boeing in accordance with the terms and conditions thereof.

Parties
(i)
Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 60% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii)
The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired
6 Boeing B787 series aircraft

Consideration
According to the information provided by Boeing, the catalogue price of the six Boeing B787 series aircraft is US$1,098 million. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm’s length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to Xiamen Airlines            in the Acquisition is comparable with the price concessions that the Group had obtained in the Previous Boeing Aircraft Purchase. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and the Previous Boeing Aircraft Purchase on the Group’s operating costs taken as a whole.

Payment and delivery terms
The aggregate consideration for the Acquisition will be partly payable by cash of Xiamen Airlines and partly by financing arrangements with banking institutions. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2014 to 2015.

Source of funding
The Acquisition will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the Acquisition.

Reasons for the Acquisition
The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the development strategy and the aircraft fleet structure plan of the        Group; and the Acquisition will facilitate the optimization of the structures of the Group's aircraft fleet and traffic capacity, thus enhancing the competitiveness and core competence of the Group. The Boeing Aircraft will increase the ATKs of the Group by 3.48% when compared to the ATKs of the Group as at 31 December 2010.

The Directors, including the independent non-executive Directors, consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES
As the relevant ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition are above 5% but less than 25%, the Acquisition constitutes a discloseable transaction of the Company, and therefore is only subject to the reporting and announcement requirements under the Listing Rules.

DEFINITIONS
In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement
“Articles of Association”	the articles of association of the Company
“available tonne kilometers” or “ATKs”	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown
“Board”	the board of Directors
“Boeing Aircraft”	6 Boeing B787 series aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement
“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and Xiamen Airlines on 9 May 2011, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the Boeing Aircraft
“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
“Company”
China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Director(s)”	the director(s) of the Company
“Group”	the Company and its subsidiaries (as defined under the Listing Rules)
“Hong Kong”	The Hong Kong Special Administrative Region of the PRC
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Previous Boeing Aircraft Purchase”	the acquisition from Boeing of 20 Boeing B737 series by Xiamen Airlines on 30 September 2010
“RMB”	Renminbi, the lawful currency of the PRC
“Share(s)”	share of RMB1.00 each in the capital of the Company
“Shareholder(s)”	the holders of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America
“Xiamen Airlines”
Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company as at the date of this announcement

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

9 May 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.